ICZOOM GROUP INC.

April 16, 2024

VIA EDGAR

Ms. Kate Beaukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Request to Withdraw Registration Statement on Form F-1 File No. 333-275708

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ICZOOM Group Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-275708), as amended, together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2023, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any further questions, please contact the Company’s U.S. securities counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen